1600 Pioneer Tower 888 SW Fifth Avenue Portland, Oregon 97204 503.221.1440

Thomas P. Palmer	503.802.2018 Fax: 503.972.3718 tom.palmer@tonkon.com

May 14, 2009

Via EDGAR

Ms. Angela Crane
Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.W.
Washington, D.C.  20549

Key Technology, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
(filed December 12, 2008)
File No. 000-21820

Dear Ms. Crane:

On behalf of Key Technology, Inc. (the "Company"), we respectfully submit below the Company's response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated April 17, 2009 to Mr. John J. Ehren, the Senior Vice President and Chief Financial Officer of the Company.  This response is submitted in accordance with the extension of time to respond agreed upon between Ms. Celia Soehner of the Staff and me on April 23, 2009 and confirmed in my letter to Ms. Soehner, also of April 23, 2009.  For your convenience, we have set forth below each comment in the Staff's letter followed by the Company's response.

Annual Report on Form 10-K for the Fiscal Year ended September 30, 2008

Financial Statements and Supplementary Data, page 34

Notes to Consolidated Financial Statements, page 43

6.  Investment in Joint Venture, page 50

1.
We note your response to prior comment 3 in which you use income averaging as outlined in Rule 1-02.w of Regulation S-X.  However, please note that while income averaging may be used where income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least ten percent lower than the average of the income for the last five fiscal years, it is not appropriate to use income averaging where a registrant has incurred a loss for the most recent fiscal year.  Accordingly, please tell us how this fact impacts your conclusions that audited financial statements of InspX were not required pursuant to Rule 3-09 of Regulation S-X.  Please provide us with an updated income significance test (that is not based on income averaging) for the year ended September 30, 2006 for your InspX joint venture equity investee.

With respect to its prior investment in InspX LLC and in accordance with your request, the Company has re-evaluated its application of the applicable accounting guidance as of September 30, 2006 to its analysis of Condition 3 of the significant subsidiary test set forth in Rule 1-02(w) of Regulation S-X as follows:

Condition 3 –	Proportional share of subsidiary net income before tax is greater than 20% of consolidated net income before tax

FY06
Consolidated net loss before tax	(815)
Equity in InspX net loss before tax	(389)
Net loss as a percentage of consolidated net loss	48%

As a result of this analysis, the Company has concluded that its investment in InspX LLC was significant and that under Rule 3-09 of Regulation S-X it was required to file separate audited financial statements for InspX LLC for fiscal 2006.

In this regard, the Company notes the following:

First, summarized financial information, consisting of balance sheet and income statement data, for the year ended September 30, 2006 for the InspX joint venture was set forth in Footnote 7 to the audited financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended September 30, 2006 in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.  The Company believes the material substantive information about the financial condition and results of operations of the joint venture for fiscal 2006 and prior years was provided in Footnote 7.

Second, due to the InspX LLC joint venture's continued operating losses, financial condition, and cash flows, the Company recorded an impairment charge for 100% of its remaining investment in the joint venture as of September 30, 2006, which was also disclosed in Footnote 7.

Third, Footnote 7 also disclosed that the Company was attempting to sell its 50% interest in the InspX LLC joint venture, which sale the Company subsequently completed on

 December 20, 2006 in exchange for cash and a note.  Due to the uncertainty related to the ultimate collectability of the note, the Company established an allowance for the doubtful note receivable for the full amount of the note.

As a result of the foregoing disclosures, the impairment charge, and the subsequent disposition of its entire interest in the InspX LLC joint venture more than two years ago, the Company believes the additional information that would have been provided in the audited financial statements of the InspX LLC joint venture omitted in good faith by the Company from its fiscal 2006 year-end financial statements is not now relevant and informative to the Company's investors.

The Company also notes, inasmuch as it has not had any ownership interest in the InspX LLC joint venture for more than two years, that it believes it will not be able to obtain additional financial information from the current owners without significant undue hardship.

Item 11. Executive Compensation, Page 11

Compensation Discussion and Analysis, page 16

2.
We note your response to comment 7 of our letter dated February 25, 2009.  The disclosure on pages 18 and 19 primarily addresses the policies governing the allocation of incentive compensation but does not provide the type of analytical discussion that is essential to understanding how and why the Compensation Committee derived the differing form and levels of compensation paid to your named executive officers.  We would expect to see an enhanced discussion of the qualitative and quantitative factors evaluated for each executive and how the Compensation Committee's assessment of these factors resulted in actual compensation paid.

In future filings, the Company will enhance the analysis in the Compensation Discussion and Analysis ("CD&A") of how and why the Compensation Committee determined the particular form and level of compensation paid to the Company's individual named executive officers.  The analysis will review the elements of compensation considered and the specific factors evaluated for each executive officer and how the Compensation Committee's assessment of such factors resulted in the actual compensation paid to each individual.

Annual Base Cash Compensation, page 17

3.
We note your response to comment 8 of our letter dated February 25, 2009.  We continue to believe that you can enhance the discussion of your benchmarking methodologies to address the manner in which the Compensation Committee "... tak[es] into account [comparable executives'] business experience, their experience from serving on other [boards], publicly available information from news sources, and broad-based third-party surveys containing information about companies of similar size...." Please consider the guidance contained in Interpretation 118.05 of the Regulation S-K section of our publicly-available Compliance and Disclosure Interpretations when formulating your response.

While the Company does not believe it engages in benchmarking within the scope of Interpretation 118.05 of the Staff Compliance & Disclosure Interpretations applicable to Regulation S-K Item 402(b), in future filings the Company will enhance its disclosure in its CD&A of the methodology used by the Compensation Committee to incorporate general information about compensation practices into its specific compensation decisions.  The Company in future disclosures will identify the general information about current compensation practices considered by the Compensation Committee and discuss how such information affected specific compensation decisions for the named executive officers.

Annual Performance-Based Cash Compensation, page 17

4.
We note your response to comment 9 of our letter dated February 25, 2009.  Without more information, we are not able to conclude that you have made a reasonable showing that disclosure of the corporate goals tied to payouts under the annual performance-based cash compensation program would cause substantial competitive harm.  Please provide a more detailed discussion that analyzes the nexus between disclosure of the financial and operational objectives and the specific manner in which competitors could use the information to obtain the competitive advantages cited.

The Company continues to believe that disclosure of specific internal financial management objectives considered by the Compensation Committee in determining executive compensation would result in competitive harm to the Company.  The Company believes the following detailed examples illustrate the substantial competitive harm that would result from such disclosures:

•
New Order Bookings – In evaluating the performance of sales executives and other personnel, the Compensation Committee compares the amount of new orders received at various points in time or over various periods against the Company's sales goals.  The disclosure of the target volume of new orders adopted by the Company and the Compensation Committee as a metric would permit the Company's competitors to learn the Company's internal sales goals, its performance against such goals, the momentum of its business (in either direction) and possibly correlate such data with other information, such as pricing data obtained from customers, to measure the success of the Company's sales efforts in particular product or geographic areas.  With this information, the Company's competitors could readily adapt their sales strategies to the detriment of the Company and its shareholders.

•
Factory Manufacturing Margins – In evaluating the performance of executives with manufacturing responsibilities, the Compensation Committee considers target factory manufacturing margins.  Factory manufacturing margin is net revenue minus the direct cost of sales.  Disclosure of target factory manufacturing margin would permit the Company's competitors to learn the extent to which the Company's individual manufacturing facilities are operating profitably or to discern the Company's manufacturing costs.  Disclosure of such sensitive information would permit competitors to adopt manufacturing strategies, such as outsourcing, to possibly undercut the Company's manufacturing advantage or to use as leverage with common suppliers.  The Company's suppliers or customers might also use such target margin information as a basis to request price increases or discounts, respectively.  Manufacturing cost targets are regarded as proprietary in almost all businesses, and the disclosure of such information would substantially harm the Company's ability to compete effectively.

•
Sales Expenses per Order Dollar – In evaluating the performance of sales executives, the Compensation Committee considers sales costs per dollar of orders received.  Sales expenses per order dollar are sales and marketing costs, plus commissions and certain discounts, divided by orders received in a specified period.  The ratio is used to evaluate the efficiency of the Company's sales process.  Disclosure of sales expense per order dollar targets to the Company's competitors would cause substantial harm to the Company because it would permit competitors to derive how much the Company is investing in specific sales efforts, the efficiency of its sales process and the Company's possible need or ability to invest in further sales efforts.  Competitors possessing such information would be able to acquire information about the Company's sales costs and strategy, and adopt counter strategies that could impair the Company's future success.

•
Contribution by Market Area – As is customary in most businesses, the Compensation Committee in evaluating the performance of executives with responsibility for individual market areas takes into account the performance of the market area for which the executive is responsible.  The disclosure of the numerical goals for various market areas would permit the Company's competitors to learn about the Company's growth strategies, whether such goals were being achieved, and the Company's business objectives for current and future years.  The disclosure of such information about the Company's new SYMETIX pharmaceutical business, for example, would permit its competitors to decide whether it was worthwhile to develop new products to compete with the Company's pharmaceutical products.  Similarly, disclosure of goals related to other market areas, such as in Europe or China, would permit competitors to target or withdraw from such markets depending on the level of the Company's apparent success and anticipated investment, potentially causing substantial direct harm to the Company's strategic growth.

As these examples demonstrate, the Company believes information about specific internal financial targets or goals constitutes "commercial or financial information obtained from a person and privileged or confidential" under the standard established by Section (b)(4) of Rule 80 under the Freedom of Information Act and may be excluded under Instruction 4 to Item 402(b) of Regulation S-K.  The Company has not disclosed such information in the past and the disclosure of such information in the future is likely to result in substantial competitive harm to the Company.

Please do not hesitate to contact me at (503) 802-2018 in the event any member of the Staff has any comments or questions regarding this response.

                                                                                                                                                                                                                        Very truly yours,

                                                                                                                                                                                                                         /s/ Thomas P. Palmer

                                                                                                                                                                                                                        Thomas P. Palmer

TPP:kb

cc:       Ms. Celia Soehner (Via FedEx)
Mr. John J. Ehren

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